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SEC
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Section S
FEB 20 2018
Washington DC
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18007097

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SEC FILE NUMBER
~~8-51287~~ 8-67185

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2017 (Date) AND ENDING December 31, 2017 (Date)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ACP Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1450 Brickell Ave.
(No. and Street)

Miami (City) Florida (State) 33131 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Gilman 561-771-0036
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kabat Schertzer De La Torre Taraboulos & Co.
(Name - *if individual, state last, first, middle name*)

9300 S. Dadeland Blvd. (Address) Miami (City) Florida (State) 33156 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KMS

DM

OATH OR AFFIRMATION

I, Esteban Endere, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ACP Securities LLC as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARIA ROURE
Notary Public - State of Florida
Commission # GG 041937
My Comm. Expires Oct 25, 2020

Signature

Managing Member

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (e) Statement of Cash Flows
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) Statement of Exemption from Rule 15c3-3.
- ☐ (k) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) SIPC Supplemental Report and Independent Accountant's Report
- ☑ (n) Report of Independent Registered Public Accounting Firm on Statement of Exemption or Compliance
- ☐ (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

ACP SECURITIES, LLC

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2017

ACP SECURITIES, LLC

YEAR ENDED DECEMBER 31, 2017

TABLE OF CONTENTS

KABAT·SCHERTZER
DE LA TORRE·TARABOULOS
&
COMPANY

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of ACP Securities, LLC.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of ACP Securities, LLC as of December 31, 2017, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes to the financial statements. In our opinion, the financial statements present fairly, in all material respects, the financial position of ACP Securities, LLC as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of ACP Securities, LLC's management. Our responsibility is to express an opinion on ACP Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to ACP Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Miami
9300 S. Dadeland Blvd.
Suite 600
Miami, FL 33156
Tel: 305.670.3370
Fax: 305.670.3390

Homestead and the Keys
10 NE 18th Street
Homestead, FL 33030
Tel. 305.245.0440
Fax: 305.245.0049

Weston
1625 N. Commerce Parkway
Suite 315
Weston, FL 33326
Tel: 954.485.5788
Fax: 954.485.8988

KABAT · SCHERTZER
DE LA TORRE · TARABOULOS
&
COMPANY

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (Continued)

Supplemental Information

The supplementary information contained in Schedules I, II, III and IV has been subjected to audit procedures performed in conjunction with the audit of ACP Securities, LLC's financial statements. The supplemental information is the responsibility of ACP Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedules I, II, III and IV is fairly stated, in all material respects, in relation to the financial statements as a whole.

Kabat, Schertzer, De La Torre, Taraboulos & Co.

We have served as ACP Securities, LLC.'s auditor since 2010.

Miami, Florida

February 9, 2018

Miami
9300 S. Dadeland Blvd.
Suite 600
Miami, FL 33156
Tel: 305.670.3370
Fax: 305.670.3390

Homestead and the Keys
10 NE 18th Street
Homestead, FL 33030
Tel. 305.245.0440
Fax: 305.245.0049

Weston
1625 N. Commerce Parkway
Suite 315
Weston, FL 33326
Tel: 954.485.5788
Fax: 954.485.8988

ACP SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017

Assets		
Cash and cash equivalents	$ 136,925	
Deposit with clearing broker	100,000	
Accounts receivable – clearing broker	982,339	
Money market accounts	419,664	
Furniture and equipment, net of accumulated depreciation of $63,101	22,779	
Security deposit on office lease	20,140	
Other assets	27,415	
Total Assets		$ 1,709,262
Liabilities and Member's Equity (Deficit)		
Liabilities		
Accounts payable and accrued expenses	$ 293,502	
Payable to clearing broker	566,403	
Liabilities subordinated to claims of general creditors	1,000,000	
Total Liabilities		1,859,905
Member's Equity (Deficit)		(150,643)
Total Liabilities and Member's Equity (Deficit)		$ 1,709,262

The accompanying notes are an integral part of these financial statements.

ACP SECURITIES, LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2017

Revenues		
Commissions	$ 5,184,049	
Realized gain from investment and trading securities	61,287	
Expense sharing reimbursement	60,000	
Interest income	28,871	
Total Revenues		$ 5,334,207
Expenses		
Salaries and related costs	$ 4,361,237	
Clearing costs	172,698	
Professional fees	195,346	
Communications and market data	137,181	
Interest expense	78,160	
Occupancy expense	127,436	
Other operating expenses	96,658	
Regulatory fees	52,654	
Depreciation	10,176	
Total Expenses		$ 5,231,546
Net Income		$ 102,661

The accompanying notes are an integral part of these financial statements.

ACP SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY (DEFICIT)

FOR THE YEAR ENDED DECEMBER 31, 2017

Balance – January 1, 2017	$ (185,130)	
Net income	102,661	
Member distribution	(68,174)	
Balance – December 31, 2017		$ (150,643)

The accompanying notes are an integral part of these financial statements.

ACP SECURITIES, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2017

Cash Flows From Operating Activities		
Net income		$ 102,661
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	$ 10,176	
Changes in operating assets:		
(Increase) in accounts receivable-clearing broker	(51,099)	
Decrease in money market accounts	4,796	
Decrease in other assets	1,435	
Increase in payable to clearing broker	74,342	
Decrease in accounts payable and accrued expenses	(93,130)	
Total Adjustments		(53,480)
Net Cash Provided By Operating Activities		49,181
Cash Flows From Investment Activities		
Purchase of property and equipment	(12,232)	
Net Cash Used In Investment Activities		(12,232)
Net Cash From Financing Activities		
Distribution	(68,174)	
Net Cash Provided By Financing Activities		(68,174)
Net Decrease In Cash and Cash Equivalents		(31,224)
Cash and Cash Equivalents – Beginning		168,149
Cash and Cash Equivalents – Ending		$ 136,925
Supplemental Disclosure of Cash Flow Information:		
Cash payments for interest		$ 78,159

The accompanying notes are an integral part of these financial statements.

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

ACP Securities, LLC (the Company) was formed on November 4, 2005 and is a wholly owned subsidiary of ACP Capital Holdings, LLC (sole member and parent), a financial services Company. The Company is a registered broker/dealer and a member firm of the Financial Industry Regulatory Authority (FINRA).

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Customers, Broker-Dealers, Trading Inventory and Investment Balances

The Company is a registered broker-dealer and maintains its brokerage accounts on a settlement date basis; however, the accompanying financial statements are prepared on a trade-date basis. The Company is an introducing broker, and as such, clears all transactions through a correspondent broker who carries all customer and company accounts and maintains physical custody of customer and company securities.

All securities are valued at quoted market price and unrealized gains and losses are included in revenues from firm and investment trading. The Company does not own any restricted or non-marketable securities at December 31, 2017.

Government and Other Regulation

The Company's business is subject to significant regulation by various government agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Furniture and Equipment

Furniture and equipment is recorded at cost and depreciated on a straight-line basis over their estimated useful lives.

The costs of maintenance and repairs of furniture and equipment are charged to expense as incurred. Costs of renewals and betterments are capitalized. When furniture and equipment are replaced, retired, or otherwise disposed of, the cost of such assets and accumulated depreciation are deducted from the asset and depreciation reserve accounts. The related profit or loss, if any, is recorded in income.

Cash

The Company maintains deposits at financial institutions that, from time to time, may exceed federally insured limits. The exposure of the Company from these transactions is solely dependent upon daily account balances and the financial strength of the respective institution. At December 31, 2017, the Company had no cash balances in excess of federally insured limits.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

Financial Instruments with Off-Balance-Sheet Risk

The Company, under its correspondent agreement with its clearing broker, has agreed to indemnify the clearing broker from damages or losses resulting from customer transactions. The Company is therefore exposed to off-balance-sheet risk of loss in the event that customers are unable to fulfill contractual obligations including their obligations under margin accounts. The Company believes that it is unlikely it will have to make a material payment under this indemnity and accordingly, has not recorded any contingent liability in its financial statements.

Fair Value of Financial Instruments

The financial position of the Company at December 31, 2017 includes certain financial instruments that may have a fair value that is different from the value currently reflected in the financial statements. In reviewing the financial instruments of the Company, certain assumptions and methods were used to determine the fair value of each category of financial instruments for which it is practicable to estimate that value.

The carrying amounts of the Company's financial instruments generally approximate their fair values at December 31, 2017.

Income Taxes

No Federal or State income taxes are payable by the Company, and none have been provided for in the accompanying financial statements. The parent Company will include the Company's income or loss on its tax return. Generally Federal and State tax authorities may examine the Company's tax returns for three years from the date of filing. Therefore, the current year and three preceding years remain subject to examination as of December 31, 2017.

Revenue and Expense Recognition

Commission income and expense from customer transactions are recorded on a trade-date basis.

Subsequent Events

The Company has evaluated subsequent events through the date the financial statements are issued.

NOTE 3. NET CAPITAL RULES

As a broker-dealer registered with the Securities and Exchange Commission, the Company must comply with the provisions of the Commission's "Net Capital" rules, which provide that "aggregate indebtedness", as defined, shall not exceed 15 times "Net Capital", as defined, and the "Net Capital", shall not be less than $100,000. At December 31, 2017, the Company's net capital was $769,074, which was $669,074 in excess of its required net capital of $100,000. At December 31, 2017, the Company's net capital ratio to aggregate indebtedness was 1.12 to 1.

NOTE 4. FAIR VALUE MEASUREMENTS

The carrying amounts reported in the accompanying statement of financial condition for cash and cash equivalents, deposit with clearing broker, accounts receivable, money market accounts, other assets, payable to clearing broker, accounts payable and accrued expenses, liabilities subordinated to claims of general creditors approximate fair value due to the short-term nature of these accounts.

In accordance with generally accepted accounting principle (GAAP), fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date.

GAAP also establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors market participants would use in valuing the asset or liability. The guidance establishes three levels of inputs that may be used to measure fair value:

Level 1 — Quoted prices in active markets for identical assets or liabilities.

Level 2 — Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurements. The Company reviews the fair value hierarchy classification on an annual basis. Changes in the observability of valuation inputs may result in a reclassification of levels for certain securities within the fair value hierarchy.

NOTE 4. FAIR VALUE MEASUREMENTS *(continued)*

As of December 31, 2017, the Company did not own any security positions.

NOTE 5. FURNITURE AND EQUIPMENT, NET

	Estimated Useful Lives (Years)	
Furniture and equipment	5-7	$ 85,879
Less: accumulated depreciation		63,100
Furniture and equipment, net		$ 22,779

Depreciation expense amounted to $10,176 for the year ended December 31, 2017.

NOTE 6. COMMITMENTS AND CONTINGENCIES

Leases

The Company entered into a new lease during the year 2015 for its office space in Miami, Florida. Future minimum rentals under this lease, not including possible increases for operating expenses, are as follows:

2018	$ 128,426
2019	21,936
Total Future Minimum Rental Commitments	$ 150,362

Rent expense for the year ended December 31, 2017 amounted to $127,436, including employee parking and sales tax.

Litigation

The Company is exposed to various asserted and unasserted potential claims encountered in the normal course of business. In the opinion of management, the resolution of these matters will not have a material effect on the Company's financial position or results of operations.

NOTE 7. SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 9, 2018, the date the financial statements were available to be issued for potential recognition and disclosure.

NOTE 8. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

On August 17, 2011, the Company borrowed $1,000,000 from its parent Company (ACP Capital Holdings, LLC) under a FINRA approved subordinated loan agreement. This loan bears interest at 7% per annum and is payable in full on November 30, 2018. Monthly payments of interest are made to its parent Company.

NOTE 9. RELATED PARTY TRANSACTIONS

In January 2011, the Company entered into an expense sharing agreement with a certain affiliate, whereby the affiliate would reimburse the Company a fee of $2,000 per month which increased to $5,000 per month beginning April, 2015. During the year ended December 31, 2017, the Company received $60,000 under this agreement.

NOTE 10. OTHER MATTERS

The Company is in discussion with FINRA regarding certain alleged rule violations. As of the date of these financial statements, there has not been a definite amount of any fine that may be assessed against the Company. In the opinion of management, the impact of any assessment against the Company would not significantly affect the financial statements.

ACP SECURITIES, LLC

SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2017

ACP SECURITIES, LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2017

Member's Equity		$ (150,643)
Add: Liabilities subordinated to claims of general creditors		1,000,000
Total Capital and Allowable Liabilities		849,357
Less Non-Allowable Assets		70,334
Less: Haircuts on Securities, Computed, where Applicable, Pursuant to 15c3-1(f):		
Other securities	9,949	
		9,949
Net Capital		769,074
Net Capital Required – Greater $100,000 or 6.666% of Aggregate Indebtedness		100,000
Excess Net Capital (net capital less net capital required)		$ 669,074
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital required		$ 649,074
Aggregate Indebtedness		$ 859,905
Ratio: Aggregate Indebtedness to Net Capital		1.12

There is no material difference between the Company's computation as included in Part IIA of Form X-17a-5(a) for December 31, 2017, and the above calculation.

See Independent Registered Accounting Firm's Report regarding supplementary information.

ACP SECURITIES, LLC

SCHEDULE II

STATEMENT ON EXEMPTION FROM THE COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2017

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(ii) of the Rule.

The Company was in compliance with conditions of the exemption for the year ended December 31, 2017.

See Independent Registered Accounting Firm's Report regarding supplementary information.

ACP SECURITIES, LLC

SCHEDULE III
STATEMENT ON EXEMPTION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2017

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(ii) of the Rule.

The Company was in compliance with conditions of the exemption for the year ended December 31, 2017.

See Independent Registered Accounting Firm's Report regarding supplementary information.

ACP SECURITIES, LLC

SCHEDULE IV
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

FOR THE YEAR ENDED DECEMBER 31, 2017

Balance, Beginning of year	$ 1,000,000
Additions	-
Decreases	-
Balance, End of year	$ 1,000,000

See Independent Registered Accounting Firm's Report regarding supplementary information.

KABAT · SCHERTZER
DE LA TORRE · TARABOULOS
&
COMPANY

Certified Public Accountants & Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors and Member of ACP Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, the Securities Investor Protection Corporation (SIPC) Series 600 Rules, and the related supplemental guidance, we have performed the procedures enumerated below, which were agreed to by ACP Securities, LLC and SIPC with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of ACP Securities, LLC for the year ended December 31, 2017, solely to assist you and SIPC in evaluating ACP Securities, LLC's compliance with the applicable instructions of General Assessment Reconciliation (Form SIPC-7). ACP Securities, LLC's management is responsible for ACP Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amount reported on the Annual Audited Form X-17A-5 Part III for the year ended December 31, 2017, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, supporting the adjustments, noting no differences.

Miami
9300 S. Dadeland Blvd.
Suite 600
Miami, FL 33156
Tel: 305.670.3370
Fax: 305.670.3390

Homestead and the Keys
10 NE 18th Street
Homestead, FL 33030
Tel. 305.245.0440
Fax: 305.245.0049

Weston
1625 N. Commerce Parkway
Suite 315
Weston, FL 33326
Tel: 954.485.5788
Fax: 954.485.8988

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED- UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION (continued)

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Kabat, Schertzer, De La Torre, Taraboulos & Co.

Miami, Florida

February 9, 2018

Miami
9300 S. Dadeland Blvd.
Suite 600
Miami, FL 33156
Tel: 305.670.3370
Fax: 305.670.3390

Homestead and the Keys
10 NE 18th Street
Homestead, FL 33030
Tel. 305.245.0440
Fax: 305.245.0049

Weston
1625 N. Commerce Parkway
Suite 315
Weston, FL 33326
Tel: 954.485.5788
Fax: 954.485.8988

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended December 31, 2017

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

ACP Securities, LLC
1450 Brickell Ave.
Miami, FL 33131

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Robert Gilman 561-771-0036

2. A.	General Assessment (item 2e from page 2)	$ 6,663
B.	Less payment made with SIPC-6 filed (exclude interest) 8/7/17 Date Paid	(2,554)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	4,109
E.	Interest computed on late payment (see instruction E) for ____ days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 4,109

G. PAYMENT: √ the box
Check mailed to P.O. Box ☐ Funds Wired ☐
Total (must be same as F above) $ 4,109

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

_______________ (Name of Corporation, Partnership or other organization)

_______________ (Authorized Signature)

Dated the ____ day of ______________, 20____.

_______________ (Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning Jan 1, 2017 and ending Dec 31, 2017

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 5,334,207
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	9,274
Total additions	5,343,481
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	699,787
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	172,698
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 28,871	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	28,871
Total deductions	901,356
2d. SIPC Net Operating Revenues	$ 4,442,125
2e. General Assessment @ .0025 This rate used before 1/1/2017	$ 6,663 (to page 1, line 2.A.)

KABAT·SCHERTZER
DE LA TORRE·TARABOULOS
&
COMPANY

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON EXEMPTION PROVISION

We have reviewed management's statements, included in the accompanying exemption report in which ACP Securities, LLC identified the following provisions of 17 § C.F.R. 15c3-3(k) under which ACP Securities, LLC claimed an exemption from 17 § C.F.R. 240. 15c3-3 (2) (ii) and ACP Securities, LLC stated that ACP Securities, LLC met the identified exemption provision throughout the most recent fiscal year ended December 31, 2017 without exception. ACP Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about ACP Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2) (ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Kabat, Schertzer, De La Torre, Taraboulos & Co.

Miami, Florida

February 9, 2018

Miami
9300 S. Dadeland Blvd.
Suite 600
Miami, FL 33156
Tel: 305.670.3370
Fax: 305.670.3390

Homestead and the Keys
10 NE 18th Street
Homestead, FL 33030
Tel. 305.245.0440
Fax: 305.245.0049

Weston
1625 N. Commerce Parkway
Suite 315
Weston, FL 33326
Tel: 954.485.5788
Fax: 954.485.8988

ACP Securities, LLC

Exemption Report

We as members of management of ACP Securities, LLC (the Company) are responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240.15c3-3: (*exemption provision pursuant to Paragraph (k)(2)(ii)*). We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R. §§ 240.17a-5 and the exemption provisions. Based on this evaluation, we assert the following:

(1) We identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (*exemption provision pursuant to Paragraph (k)(2)(ii)*) and (2) we met the identified exemption provisions from January 1, 2017 to December 31, 2017 without exception.

ACP Securities, LLC

I, Esteban Endere, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]

Title: Managing Member

Date: February 9, 2018